As Corrected1

March 12, 2013

Filed Pursuant to Rule 433

Registration No. 333-182041

DEPOSITARY SHARES, EACH REPRESENTING A 1/40TH INTEREST IN A SHARE OF

6.50% NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES C

Final Term Sheet

This term sheet supplements the information set forth under “Description of the Series C Preferred Stock” in the preliminary prospectus supplement, dated March 12, 2013, to the prospectus dated March 11, 2013.

Issuer:	Astoria Financial Corporation (Ticker: AF)

Security:	Depositary shares (the “Depositary Shares”), each representing a 1/40th interest in a share of 6.50% Non-Cumulative Perpetual Preferred Stock, Series C, $1.00 par value, of the Issuer (the “Series C Preferred Stock”)

Expected Security Ratings:*	Ba2 / BB / B (Moody’s / S&P / Fitch)

Size:	$135,000,000 (5,400,000 Depositary Shares)

Over-allotment Option:	$15,000,000 (600,000 Depositary Shares)

Maturity:	Perpetual

Liquidation Preference:	$1,000 per share of Series C Preferred Stock (equivalent to $25 per Depositary Share)

Day Count	30/360

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 6.50% from the date of issuance

Dividend Payment Dates:	15th day of January, April, July and October of each year, commencing on July 15, 2013

Trade Date	March 12, 2013

Settlement Date:	March 19, 2013 (T+5)

Optional Redemption:	On April 15, 2018, or any dividend payment date occurring thereafter, the Series C Preferred Stock may be redeemed in whole or in part, subject to the approval of the appropriate federal banking agency, at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends (without accumulation of any undeclared dividends). The Series C Preferred Stock may also be redeemed in whole, but not in part, upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends (without accumulation of any undeclared dividends). Neither the holders of Series C Preferred Stock nor the holders of Depositary Shares will have the right to require the redemption or repurchase of the Series C Preferred Stock.

Listing:	The Issuer intends to apply to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “AF PrC”.

Public Offering Price:	$25 per Depositary Share

Underwriting Discount:	$0.7850 [2]

Net Proceeds (before expenses) to Issuer:	$130,761,113
Joint Book-Running Managers:	Barclays Capital Inc. Raymond James & Associates, Inc. RBC Capital Markets, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Jefferies LLC J.P. Morgan Securities LLC Sandler O’Neill & Partners, L.P.

CUSIP/ISIN for the Depositary Shares	046265 401/US0462654015

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Astoria Financial Corporation has filed a registration statement on Form S-3 (File No. 333-182041), including a prospectus and preliminary prospectus supplement, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement (and the final prospectus supplement, when it becomes available) and the other documents Astoria Financial Corporation has filed with the SEC and incorporated by reference in such documents for more complete information about Astoria Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting Barclays Capital Inc. by telephone at 1-888-603-5847 or via e-mail at Barclaysprospectus@broadridge.com or c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood New York 11717, Raymond James & Associates, Inc. at 880 Carillon Parkway, St. Petersburg, Florida 33716 or by telephone at (727) 567-2400 or RBC Capital Markets, LLC by telephone at 1-866-375-6829 or via e-mail at RBCNYFixedIncomeProspectus@rbccm.com.

1/ Corrected to add this legend to the previously-filed version of this term sheet.

2/ Reflects 33,000 Depositary Shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.3750 per Depositary Share, and 5,367,000 Depositary Shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per Depositary Share.